As filed with the Securities and Exchange Commission on July 16, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE GREENBRIER COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	93-0816972
(State of Incorporation)	(I.R.S. Employer Identification No.)

One Centerpointe Drive, Suite 200, Lake Oswego, OR	97035
(Address of principle executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

N/A
(Title of Class)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [  ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to general Instruction A.(d), check the following box. [x]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Share Purchase Rights
(Title of each class to be so registered)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
ITEM 2. EXHIBITS
SIGNATURE
EXHIBIT 4.1

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

     On July 13, 2004, the Board of Directors of The Greenbrier Companies, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of common stock, $0.001 par value (the “Common Stock”), of the Company to the stockholders of record at the close of business on July 26, 2004 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, $0.001 par value (the “Preferred Shares”), at a price of $100 per share (the “Purchase Price”), subject to adjustment.

The description and terms of the Rights are set forth in a Rights Agreement dated as of July 13, 2004 (the “Rights Agreement”), between the Company and EquiServe Trust Company, N.A. (the “Rights Agent”).

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing Rights (the “Right Certificates”) will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than (x) the Company, a subsidiary, an employee benefit plan of the Company or a subsidiary, or a person holding shares for or under the terms of such a plan or (y) any person who as of the Record Date is the beneficial owner of 12% or more of the Common Stock, unless and until such person thereafter becomes the beneficial owner of any additional Common Stock other than as a result of certain stock dividends, stock splits or similar transactions effected by the Company or an acquisition of Common Stock by the Company) (an “Acquiring Person”), acquired, or obtained the right to acquire, beneficial ownership of 12% or more of the outstanding shares of Common Stock (the date of such first public announcement being the “Shares Acquisition Date”) and (ii) 10 business days (or, with respect to (i) or (ii), such later date as may be determined by action of the Board of Directors) following the commencement of (or the announcement of an intention to make) a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 12% or more of the outstanding shares of Common Stock, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The earlier of the dates described in clauses (i) and (ii) above is referred to as the “Distribution Date.”

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each share of Common Stock that becomes outstanding so that all outstanding shares will have attached Rights. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (ii) the surrender for transfer of any certificates evidencing Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the earliest of (i) the close of business on July 26, 2014, or (ii) redemption or exchange by the Company as described below.

     In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as provided below) will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company having a market value of two times the exercise price of the Right.

     In the event that, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction, or more than 50 percent of its assets or earning power is sold, proper provision shall be made so that each holder of a Right (except as provided below) will thereafter have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring or surviving company having a market value of two times the exercise price of the Right.

     Following the occurrence of any of the events described in the preceding two paragraphs, any Rights that are or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

     No fractional Preferred Shares other than fractions in multiples of one one-hundredth of a share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     At any time prior to the tenth day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). Subject to certain conditions, the Company’s right of redemption may be reinstated after the expiration of such right if each Acquiring Person reduces its beneficial ownership to 12 percent or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering the redemption of the Rights (or at such time and date thereafter as the Board of Directors may specify), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after a person becomes an Acquiring Person and prior to the time any Person, together with all Affiliates and Associates of such Person, becomes the beneficial owner of 50 percent or more of the Common Stock then outstanding, the Company may exchange the then outstanding and exercisable Rights (other than Rights beneficially owned by such Acquiring Person which became null and void), in whole or in part, for Common Stock at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The provisions of the Rights Agreement may be amended in any manner prior to the Distribution Date. After such date, the provisions of the Rights Agreement may not be amended in a manner which would adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

ITEM 2. EXHIBITS

EXHIBIT NO.	DESCRIPTION
4.1	Rights Agreement, dated as of July 13, 2004, between the Registrant and EquiServe Trust Company, N.A., as Rights Agent

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE GREENBRIER COMPANIES, INC.

Date: July 15, 2004

	By:	/s/ Larry G. Brady

Larry G. Brady
Senior Vice President and
Chief Financial Officer